Amended Exhibit 11

Information for Computation of Earnings per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Six months ended September 2000	Period from Inception (March 18, 1999) to June 30, 1999	Three months ended June 30 2000 1999

Net loss allocable to common denominator
(numerator)	$(8,477,487)	$(3,929,851)	$(3,112,532)	$(3,929,851)
Share used in the calculation (denominator)
Weighted average shares outstanding	100	100	100	100
Effect of diluted stock options
Fully diluted shares	100	100	100	100

Basic earnings per share	$(84,775)	$(39,299)	$(31,125)	$(39,299)

Fully diluted earnings per share	$(84,775)	$(39,299)	$(31,125)	$(39,299)